Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Seven:
Leaders Foundation I

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Seven:
Leaders Foundation I

Update dated June 8, 2023 to the product notice dated May 1, 2023
This update to the product notice outlines changes in fund fees related to certain investment options since the product notice dated May 1, 2023. This may not reflect all of the changes that have occurred since you entered into your Contract. The changes are related to:
2. Key Information Table
Appendix A - Funds Available Under the Contract
All other provisions outlined in your product notice remain unchanged. This update is for informational purposes and requires no action on your part.
In section 2. Key Information Table: The table in “Ongoing Fees and Expenses (annual charges)” reflecting the current fees and expenses of the contract that you pay each year, depending on the options you choose, is deleted and replaced with the following table:

Annual Fee	Minimum	Maximum
Base Contract (varies by contract class)	0.86%¹	1.36%¹
Investment Options (fund fees and expenses)	0.28%²	1.79%²
Optional benefits available for an additional charge (for a single optional benefit, if elected)	0.30%[3]	1.50%[4]
1 As a percentage of average daily Sub-Account Values.
2 As a percentage of fund net assets.
3 As a percentage of average daily Sub-Account Values or Payment Base depending on the optional benefit selected.
4 As a percentage of Payment Base.

In section 2. Key Information Table: The table in “Ongoing Fees and Expenses (annual charges)” showing the lowest and highest cost you could pay each year, based on current charges is deleted and replaced with the following table:

Lowest Annual Cost: $1,306	Highest Annual Cost: $5,096
Assumes:	Assumes:
•Investment of $100,000	•Investment of $100,000
•5% annual appreciation	•5% annual appreciation
•Least expensive combination of contract classes and fund fees and expenses	•Most expensive combination of contract classes, optional benefits and fund fees and expenses
•No sales charges or advisory fees	•No sales charges or advisory fees
•No additional premium payments, transfers or withdrawals	•No additional premium payments, transfers or withdrawals
•No optional benefits

In Appendix A - Funds Available Under the Contract: the following fund fees are updated as follows:

Fund and Adviser/Subadviser	Current Expenses
AB VPS Balanced Hedged Allocation Portfolio - Class B Adviser: AllianceBernstein, L.P.	0.98%
AB VPS International Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	1.13%*
AB VPS Relative Value Portfolio - Class B (formerly AB VPS Growth and Income Portfolio) Adviser: AllianceBernstein, L.P.	0.84%
AB VPS Sustainable International Thematic Portfolio - Class B Adviser: AllianceBernstein, L.P.	1.79%*
Invesco V.I. Global Fund - Series II Adviser: Invesco Advisers, Inc.	1.06%
This update should be retained for future reference.

HV-7991